Exhibit 99.1

Galmed Pharmaceuticals and Weizmann Institute of Science to enter a research collaboration agreement to assess AramcholTM effects on microbiome

Collaboration will allow deeper understanding of Aramchol’s mechanism of action and could provide insights for new therapeutic strategies as well as the development of NASH noninvasive diagnostic and therapy prognostic tools

TEL AVIV, Israel, June 30, 2016 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of liver diseases, announced today that it has signed a Research and Option Agreement with Yeda Research and Development Co. Ltd ("Yeda"), the commecial arm of the Weizmann Institute of Science. The research is intended to assess the effects of the Company’s proprietary molecule, AramcholTM, on the human gut microbiome (the “Research”). The Research is to be performed in collaboration with Prof. Eran Segal and Dr. Eran Elinav from the Weizmann Institute.

Galmed's President and Chief Executive Officer, Mr. Allen Baharaff stated "Recent technological progress and novel DNA sequencing allow for a more sophisticated analysis and sampling of the gut microbiota. It is now scientifically established that gut flora and chronic liver diseases are closely interrelated. The research collaboration agreement we signed today with the Weizmann Institute of Science is intended not only to grant us a deeper understanding of Aramchol’s mechanism of action but may also provide insights for the development of possible new therapeutic indications for Aramchol."

Under the terms of the agreement, the Company has the right to enter into exclusive negotiations with Yeda to complete a license agreement to commercialize (i) a diagnostic and/or prognostic tool for AramcholTM and/or (ii) a diagnostic and/or prognostic tool in the field of liver disease.

Mr. Baharaff concluded, “We believe this clinical and scientific collaboration will allow us to jointly develop noninvasive diagnostic and prognostic tools for NASH in general and Aramchol specifically. We plan to develop new algorithms aimed at determining the effect of Aramchol on both the microbiome and the clinical outcome for NASH patients."

About Nonalcoholic Fatty Liver Disease and Nonalcoholic Steatohepatitis:

Nonalcoholic fatty liver disease (NAFLD) is the most common cause of chronic liver disease in the United States and it affects almost 30% of adults in Western countries. With climbing obesity rates and more sedentary patient populations, the prevalence of NAFLD is increasing worldwide and is becoming the predominant cause of chronic liver disease in parts of the world. NAFLD represents a spectrum of diseases ranging from simple excess liver fat, or steatosis, to nonalcoholic steatohepatitis (NASH). NASH is the progressive form of fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality in persons who drink little or no alcohol. NASH represents the more severe end of this spectrum and is characterized by steatosis, ballooning degeneration and lobular inflammation with or without fibrosis. Long-term risks of NASH include cardiovascular disease, cirrhosis, hepatocellular carcinoma and end stage liver disease requiring liver transplantation.

About Galmed Pharmaceuticals Ltd.:

Galmed is a clinical-stage biopharmaceutical company focused on the development of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, AramcholTM, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of AramcholTM in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. More information about the ARREST Study may be found on ClinicalTrials.gov identifier: NCT02279524.

Weizmann Institute of Science:

Prof. Segal is a Professor at the Department of Computer Science and Applied Mathematics at the Weizmann Institute of Science, heading a lab focuses on studying the relationship between nutrition, health, and gut microbes in human individuals (http://personalnutrition.org). Lab website: http://genie.weizmann.ac.il.  Dr. Elinav is leading a lab at the Department of Immunology at the Weizmann Institute of Science, studies interactions between the innate immune system, the intestinal microbiota and their effects on health and disease.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include risks and uncertainties associated with the timing, progress and results of the Company’s research, preclinical studies and clinical trials as well as risks and uncertainties identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 22, 2016, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605